Skyline Corporation
P.O. Box 743 (46515-0743)
2520 ByPass Road
Elkhart, Indiana 46514-1584
(574) 294-6521

November 20, 2009
Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010
Dear Mr. Cash:
This letter is a response to your letter dated November 9, 2009 regarding the Commission’s review of Skyline Corporation’s Form 10-K for the fiscal year ended May 31, 2009, Definitive Proxy Statement on Schedule 14A filed August 12, 2009 and Form 10-Q for the fiscal quarter ended August 31, 2009 (File No. 001-04714).
FORM 10-K FOR THE FISCAL YEAR ENDED MAY 31, 2009
Business, Page 4
Principal Products and Markets, Page 4
1.	In future filings, we will describe in greater detail the different types of products offered within each segment. As an example, we propose the following language:
The Corporation designs, produces and distributes manufactured housing and towable recreational vehicles. As described in “General Development of Business,” manufactured homes are marketed under a number of trademarks, and are available in a variety of dimensions. Manufactured housing products are built according to standards established by the U.S. Department of Housing and Urban Development. Each manufactured home typically includes two to four bedrooms, kitchen, dining area, living room, one or two bathrooms, kitchen appliances, water heater, and central heating and cooling. Custom home options may include but are not limited to: exterior dormers and windows; interior or exterior accent columns; fireplace and whirlpool tubs. Materials used to construct a manufactured home are similar to materials used to construct a site-built home.
The Corporation’s recreational vehicles include travel trailers, fifth wheels and park models. Travel trailers and fifth wheels are marketed under the following trademarks: “Nomad”, “Layton”, “Aljo”, “Weekender”, “Freestyle”, “Rampage”, “Trail Rider”, “Texan”, “Wagoneer”, and “Weekender”. Park models are marketed under a number of trademarks. The Corporation’s recreational vehicle models are intended to provide temporary living accommodations for individuals seeking leisure travel and outdoor recreation. A recreational vehicle typically includes sleeping, kitchen, dining and bath areas.

Skyline Corporation
November 20, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 12
Critical Accounting Policies, Page 21
Deferred Tax Assets
2.	In future filings, we will include a critical accounting policy regarding deferred tax assets. As an example, we propose the following language:
“Net deferred tax assets and liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted tax rates. The Corporation reviewed all available evidence, both positive and negative in determining the realizable value of its net deferred tax assets. Negative evidence of cumulative losses in recent years and expected losses in the near-term are compared to positive evidence. Positive evidence is complete recoverability of net operating loss and federal income tax credits, future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carry forwards and prudent and feasible tax planning strategies. Future taxable income is based on independent forecasts of the U.S. housing market, and the Corporation’s continuing efforts to reduce its costs. Based on all available evidence, both positive and negative, the Corporation believes that it is more likely than not that the current and long-term net deferred tax asset will be realized. There are significant assumptions inherent in the Corporation’s assessment of its deferred asset. Changes in these assumptions would impact the net income in the period such determination was made.”
In analyzing the recoverability of our net deferred tax asset, we considered the following positive factors:
•	At May 31, 2009, the deferred tax asset related to federal operating loss carryforward and tax credit carryforward totaled approximately $8 million. Based on current tax law, this amount will be fully realized.

•	At May 31, 2009 the excess of fair value of Skyline Corporation’s net property, plant and equipment over its tax basis is sufficient to realize the net deferred tax asset.

•	At May 31, 2009, a projection of future operating results was performed using estimates of U.S. housing starts supplied by a recognized economic forecasting firm. Based on yearly increases in housing starts, starting in 2010, we believe that Skyline Corporation’s sales will also increase; resulting in a return to profitability.
We also considered negative factors regarding near-term net operating losses. Based upon the analysis of the reversal of temporary timing differences both in the near term and in the future, and estimates of U.S. housing starts, we believe that it is more likely than not that Skyline Corporation will realize the net deferred tax asset.

Skyline Corporation
November 20, 2009

Item 8. Financial Statement and Supplementary Data, Page 24
General
3.	In future filings, we will revise the footnote regarding the investment in U.S. government securities to include disclosures required by paragraphs 19 to 22 of SFAS No. 115. Specifically, we intend on disclosing the securities’ cost, gross unrecognized holding gains or losses, fair value and the contractual maturities as of the date of the most recent statement of financial position.
Note 2-Commitments and Contingencies, Page 29
4.	As referenced in our filings, we are contingently liable under repurchase agreements with certain financial institutions providing inventory financing for retailers of its products. In the event of a retailer’s default, we repurchase units at declining prices over the term of the agreement. We record the repurchased unit at the value we paid the financial institution. When the unit is resold, the value we received is offset against the value we paid for the unit. The difference between the value we received and the value we paid for the unit is recognized as a gain or loss.

The Corporation treats the commitment as a guarantee under FIN 45, and estimates the fair value of the obligation considering both contingent losses and the estimated value of the guarantee. This amount has been historically insignificant.
Exhibit 31-Section 302 Certifications
5.	In future filings we will omit the certifying individual’s title in the introductory sentence. We assume that the title should still be included with the signature line.
DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED AUGUST 12, 2009
General
6.	In future filings we will provide the information concerning beneficial ownership tables in the format required by Item 403(b) of Regulation S-K. Specifically, we will make certain that all directors and named executive officers will be presented together.
Election of Directors, Page 1
7.	In future filings we will revise the biographies of the directors to provide their business experience for at least the past five years. While we believe most of the biographies are already complete, we will make certain that specific dates are included in all the biographies.

Skyline Corporation
November 20, 2009

Base Salary, Page 9
8.	In future filings we will provide the information required by Item 402(b)(2)(xiv).
Annual Incentive Bonuses, Page 9
9.	In future filings we will expand upon the explanation of how the Corporation evaluates each named executive officer’s individual performance in determining whether to award an annual incentive bonus. We will also address in those filings quantitative disclosure of target levels of earnings required to be met in order for each named executive officer to receive an annual bonus.
Defined Contribution Profit-Sharing Plan, Page 11
10.	We would request some further clarification on this particular item. While we do have a defined contribution profit-sharing plan, the tabular presentation under 402(h) of Regulation S-K uses the title “Pension Benefits”.

In reading the instructions under that table, we note that the instructions provide that the table applies to each plan that provides for specified retirement payments and benefits or payments and benefits that will be provided primarily following retirement, including but not limited to tax-qualified defined benefit plans and supplemental executive retirement plans, but excluding tax-qualified defined contribution plans. In interpreting this provision it was our belief that the exclusion would be applicable to a defined contribution profit-sharing plan. We are certainly willing to provide the information regarding our defined contribution profit-sharing plan in the format of the pension benefits table as set forth in 402(h), but we wanted to make certain that that table was to be applied to our defined contribution profit-sharing plan. We appreciate your direction and confirmation regarding this question.
Transactions with Management, Page 14
11.	In future filings we will disclosure the information about our policies and procedures for the review, approval, and ratification of transactions with related persons.

In responding to your comments, we acknowledge that:
•	the Corporation is responsible for the adequacy and accuracy of the disclosure in its filings

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Corporation may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Skyline Corporation
November 20, 2009

If you have any questions, I can be reached at (574) 294-6521 extension 305.
Sincerely,
/s/ Jon S. Pilarski
Jon S. Pilarski
Chief Financial Officer